Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

December 15, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES UPDATES CORDERO PHASE 3 EXPLORATION:  PROJECT ACCELERATES

Levon Resources Ltd (Levon) is pleased to update the Phase 3 exploration progress at the Cordero Project, located 35 km northeast of Hildalgo Del Parral in southern Chihuahua, Mexico.

Drilling

The Phase 3 core drilling campaign (59,000 m planned, $14M program, news release of  September 30, 2010)  began October 1, 2010 with two drills turning 24 hours per day, 7 days per week by HD Drilling, Mazatlan, Mexico.  Drills 3 and 4 were added prior to December 5, and   Drill 5 is mobilizing to Cordero now to begin drilling in January.

To date, 37 Phase 3 holes have been drilled (13,071 m, 3 holes in progress) to:

•
Offset and delineate the limits of the Pozo de Plata Diatreme Discovery 50 m drill grid mineralization (100-150 m grid offsets), including extensions toward  the Josefina Mine zone drill intercepts 500 m to the southeast.

•	Offset discovery holes in the Cordero Porphyry Zone (100-200 m grid offsets) located 1.3 km to the northeast of the Pozo de Plata grid.
•
Initially test new 3D induced polarization (IP) conductivity anomalies, defined by SJ Geophysics, Vancouver in the Molina de Viento Caldera Diatreme target, 7 km SW of the Pozo de Plata discovery drill grid and at the SW end of the Cordero Porphyry Belt.

Most drill core assay results are pending, but they are starting to be returned from the ALS Chemex Vancouver Labs.   From Phase 1 and 2 drill results it is clear that geologic logging of galena and sphalerite in the core, generally correlates well with returned assays (news release of September 21, 2010).  This geologic feature at Cordero is being utilized to guide Phase 3 drilling and spotting new holes to stay in mineralization.

Site Storage

Construction has started on the first of two new steel core storage facilities (28,000 m core capacity each).

Geology

Geologic traverses to follow up on logging of drill core, and the airborne magnetic results have identified a southern extension of the Cordero Porphyry target zone, and another potential diatreme zone south of the Pozo de Plata Diatreme (Pastura Sur target).  Both new targets are covered by pasture land and cornfields, immediately to the south of the main Cordero Porphyry Belt and the Pozo de Plata Diatreme drill grid.  Diatreme float and iron staining has been found up to 1500 m to the south, along the rims of distinctive circular features on satellite imagery (rectified, processed color Quickbird images, 60 cm ground pixel resolution, by Perry Remote Sensing, Denver, Colorado).

Four senior project geologists have been contracted through SPM Geologic Services, Hemosillo, Mexico to compliment the one Senior Geologist, and Vic Chevillon at Cordero.  The geologic staff maintains timely core mapping, logging and quality controls on the sampling of all drill core. Alteration zoning documented in the drill core and recognized through the core layout approach, is also beginning to guide offset drilling.  As in Phase 1 and 2, all core is laid out on the ground as it appears on cross sections, this improves core logging and correlations among holes, and facilitates remapping of the core as new information is gained from the drilling.

Geophysics IP Surveys

SJ Geophysics, Vancouver, B.C, Canada is currently conducting 3D induced polarization (IP) surveys over the Pozo de Plata, Dos Mil Diez, and Molina de Viento mineralized diatreme complexes in the southwest portion of the Cordero Porphyry Belt, including the La Ceniza Stock in the NE part of the Belt.  The IP surveys are also covering the newly recognized S Extension of the Cordero Porphyry Zone and Pastura Sur targets.  The results are being inverted into 3D and integrated with the gravity, airmag, electromagnetic, (airborne EM) radiometrics and geology and surface samples, to optimize drill targeting and spot outlying exploration holes in eight  mine scale targets presently recognized (addition of Pastora Sur and Molina de Viento IP targets, this release and news release of September 21, 2010).

ELF Surveys

Exploration Syndicate, Inc. has been contracted to conduct an orientation survey with their novel new, high resolution, ground based magneto telluric ELF system over the Pozo de Plata and Cordero Porphyry discovery areas, and across other intrusive centers in the Cordero Porphyry Belt.  The technology is designed to provide deep looking profiles of resistivity bodies that can be associated with porphyry alteration and mineralization.  If the orientation survey is successful within the grid drilled areas that have excellent 3D geologic drill and assay control, the technology will be applied to other areas for improvement of 3D targeting, particularly for deep targets beneath the current drill grids.

Engineering

Independent Mining Consultants (IMC) of Tucson, Arizona are preparing an initial assay block model on Phase 1 and 2 drilling results in the Pozo de Plata Diatreme and Josefina Mine target.  The model is unconstrained by geology, to be used in-house for exploration result analysis and Phase 3 drill planning.   On the basis of IMC’s initial preliminary exploration assay block model, M3 Engineering and Technology (M3) Tucson, was contracted to begin engineering infrastructure studies in the Cordero district and metallurgical test work on the Pozo de Plata and Cordero Porphyry Zone mineralization.

“IMC and M3 were selected for the initial Cordero engineering studies because of their knowledge and experience in similar deposits and settings in Mexico.  They did the initial feasibility studies, plant design and purchasing at Penasquito, and know the key aspects of these types of deposits very well”  explains Vic Chevillon MA, CPG, VP Exploration, Levon Resources, who leads the Cordero exploration team.

Giovanni Di Prisco, Pertographic Metallurgical Consultant, Toronto has been retained to provide initial petrographic and scanning electron microscope (SEM) metallurgical characterization of the Pozo de Plata and Cordero Porphyry Zone mineralization to guide design of bench scale testing.   Drill core sample selection for the study is underway.

“From the initial Phase 3 geologic results at Cordero over the last two months we are pleased that offset and delineation drilling results require additional step out drill holes to define the geometry of the mineralization.  When we started the project in February, 2009, we were hopeful that this might be the case due to the geology of what we saw then.  To see it unfold as it has is gratifying.  We will continue to expand exploration as current exploration results warrant, finding out what the Cordero upside is as soon as possible.  We believe we are on track to the discovery of a new bulk tonnage District in Mexico” comments Ron Tremblay, President and CEO, Levon Resources, Ltd.

QA/QC Procedures and Reporting Parameters

All drill holes are HQ core drilled by HD Drilling of Mazatlan, Mexico. HQ diameter core samples are being collected in continuous two-metre lengths and cut by sawing. All of the samples are being prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada respectively. Gold analyses are being performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES.

The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the Joint Venture to AMEC.  Independent Mining Consultants (IMC), Tuscon, Arizona reviews QA/QC data on a regular basis.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Vice-President of Exploration for Levon Resources Ltd. ("Levon") who is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release.

The property comprises wholly-owned claims and consolidated land agreements that total about 20,000 hectares and is being explored in the Joint Venture by Levon and Valley High Ventures, Ltd. (VHV) wherein Levon is 51% owner and operator of the project and holds 49% in trust for VHV.

Corporate

Levon and Valley High Ventures, Ltd. have signed the definitive Cordero Joint Venture Agreement as of April 01, 2010 with the terms of the original letter of intent signed February 11, 2009.

Levon has set up a wholly owned Mexican subsidiary, Administración de Proyectos Levon en México, S.A. de C.V. (Levon en Mexico) to conduct Cordero and other exploration activities in Mexico. Levon en Mexico is headquartered in Durango, Mexico with its main Cordero Project field office in the historical mining town of Hildalgo Del Parral.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

LEVON RESOURCES LTD.

“Ron Tremblay”
__________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.